02022494

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39141

RECEIVED APR - 9 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PVR Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

New Guggenheim Building 501 Forrestal Road
(No. and Street)

Princeton (City) New Jersey (State) 08540 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Torkelsen 609-924-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman Koenigsberg & Parker LLP
(Name — *if individual, state last, first, middle name*)

888 Seventh Avenue (Address) New York (City) NY (State) 10106 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Torkelsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PVR Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public
CHRISTINE H. SWEENEY
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES
SEPTEMBER 24, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ operations
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. *
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. *
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. *
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* N/A See applicable notations in the financial statements.

PVR SECURITIES, INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2001

(With Independent Auditors' Report)

PVR SECURITIES, INC.

TABLE OF CONTENTS

For the Years Ended December 31, 2001

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212 489 5200
Fax: 212 489 5217

Board of Directors
PVR Securities, Inc.

We have audited the accompanying statement of financial condition of PVR Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of financial condition of PVR Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule on page eight is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Spielman Koenigsberg & Parker LLP

February 27, 2002

PVR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

Assets	
Cash	$ 20,736
Accounts receivable	1,500
Total assets	$ 22,236
Liabilities	
Stockholders' equity	
Common stock, no par value; 2,500 shares authorized 100 shares issued and outstanding	$ 10,000
Additional paid-in capital	5,000
Retained earnings	7,236
Total stockholders' equity	22,236
Total liabilities and stockholders' equity	$ 22,236

The accompanying notes are an integral part of these financial statements.

PVR SECURITIES, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

Revenue	
Consulting income	$ 179,660
Interest income	156
Total revenue	179,816
Expenses	
Consulting services	178,629
Miscellaneous	30
Total expenses	178,659
Net income	$ 1,157

The accompanying notes are an integral part of these financial statements.

PVR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2001

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	100	$ 10,000	$ 5,000	$ 6,079	$ 21,079
Net income	—	—	—	1,157	1,157
Balance, December 31, 2001	100	$ 10,000	$ 5,000	$ 7,236	$ 22,236

The accompanying notes are an integral part of these financial statements.

PVR SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 1,157
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in:	
Accounts receivable	(1,500)
Net cash used in operating activities	(343)
Net decrease in cash	(343)
Cash, beginning of year	21,079
Cash, end of year	$ 20,736

The accompanying notes are an integral part of these financial statements.

1. Organization

PVR Securities Inc. (the "Company") was incorporated in December 1987 and is located in Princeton, New Jersey. The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (SEC), the New Jersey Bureau of Securities (NJBS) and various other states. The Company is also a member of the National Association of Securities Dealers (NASD). The Company provides financial research and other financial services to other broker-dealers, and also acts as a shareholders representative.

2. Summary of Significant Accounting Policies

Cash

For the purpose of the statement of cash flows, cash equivalents include bank checking and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Income Taxes

The Company has elected to file as an "S" Corporation for federal and state corporate income tax purposes, thus income is taxed to the shareholder. Accordingly, no provision for such taxes has been made in the accompanying financial statements.

3. Transactions with Affiliated Entities

The Company uses the office facilities of an affiliated entity, Princeton Technology Management, LLC at no cost to the Company. Additionally, the Company utilizes the services of certain employees and obtains consulting services from certain affiliated entities. Expenses for such services are included in the financial statements as Consulting services.

Included on the balance sheet is accounts receivable of $1,500 from an affiliated entity.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $22,236 which was $17,236 in excess of SEC required net capital of $5,000.

In addition, the NJBS requires that the Company maintain a minimum net capital of $10,000. As of December 31, 2001, the Company's net capital exceeded the NJBS required net capital by $12,236.

5. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

SUPPLEMENTARY INFORMATION

PVR SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1

For the Year Ended December 31, 2001

Stockholders' equity	$ 22,236
Less: non-allowable assets (receivable from affiliated entity)	(1,500)
Net capital	$ 20,736
Aggregate indebtedness (A1)	$ 0
Minimum net capital required (greater of $5,000 or 6-2/3% of A1)	5,000
Capital in excess of minimum requirement	$ 15,736
Ratio of A1 to net capital	0

The Company's net capital, as stated in its unaudited Form X-17A-5, Part IIA filing as of December 31, 2001, is $22,236. The difference in the net capital calculation shown above is due to the reduction from stockholders' equity in the amount of $1,500 for a receivable from an affiliated entity.

Aside from what is mentioned in the paragraph above, there were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2001.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106
Phone: 212 489 5200
Fax: 212 489 5217

Board of Directors
PVR Securities, Inc.

In planning and performing our audit of the financial statements of PVR Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention indicating such conditions had not been complied with during the year.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraphs.

Spielman Koenigsberg & Parker, LLP
Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of PVR Securities, Inc. to achieve all of the divisions or duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Spielman Koenigsberg & Parker LLP

February 27, 2002

SECTION 15c3-3 EXEMPTION

Since the company has no customer accounts, they are exempt from the Securities and Exchange Commission Rule 15c3-3 [exemption is based on section (k)(2)(i)] and, therefore, are not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NASD REGULATION
An NASD Company

March 28, 2002

Mr. John B. Torkelsen, President
PVR Securities, Inc.
501 Forrestal Rd.
Princeton, NJ 08540

Dear Mr. Torkelsen:

This will acknowledge receipt of your December 31, 2001 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that the firm submitted an inaccurate net capital computation. Account receivables from affiliates are considered as non-allowable assets and therefore, should be deducted from net capital computation. Please submit a corrected net capital computation.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of the Association's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by April 9, 2002. In addition, a copy must be sent both to NASD Regulation, Inc., and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

As set forth on the NASD Regulation website, *www.nasdr.com*, the NASD will not accept any mail that does not have complete return names and addresses. Please be sure when sending mail to the NASD that your information is fully and appropriately labeled.

Your prompt attention should be given to this matter. If you have any questions, please contact Veronica Green Bell, Compliance Examiner, at (215) 963-2603.

Sincerely,

Cynthia Q. Villanueva
Supervisor of Examiners

CQV/cm

Enclosure

cc: Ms. Sherry Lawrence
NASD Regulation, Inc.
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
The Curtis Center 1120 E.
601 Walnut Street
Philadelphia, PA 19106-3322

Spielman Koenigsberg Parker LLP
Certified Public Accountants
888 Seventh Avenue
New York, NY 10106